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                                                                     EXHIBIT 4.1

                           CERTIFICATE OF AMENDMENT TO
                AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                                 CRDENTIA CORP.


         Crdentia Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

         FIRST: The name under which the Corporation was originally incorporated was Digivision International, Ltd.

         SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is November 10, 1997.

         THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Section 141 and 142 of the General Corporation Law of the State of Delaware adopted resolutions to amend paragraph (A) of ARTICLE IV of the Amended and Restated Certificate of Incorporation of the Corporation to read in its entirety as follows:

                  "(A) CLASSES OF STOCK. This corporation is authorized to issue two classes, denominated Common Stock and Preferred Stock. The Common Stock shall have a par value of $0.0001 per share and the Preferred Stock shall have a par value of $0.0001 per share. The total number of shares of Common Stock which this corporation is authorized to issue is fifty million (50,000,000), and the total number of shares of Preferred Stock which this corporation is authorized to issue is ten million (10,000,000). Effective as of 5:00 p.m., Eastern Time, on the date this Certificate of Amendment of Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, each three (3) shares of this corporation's Common Stock, par value $0.0001 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.0001 per share, of this corporation. No fractional shares shall be issued and, in lieu thereof, any holder of less than one share of Common Stock shall be entitled to receive cash for such holder's fractional share based upon the fair market value of the Common Stock as of the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware as determined by this corporation's Board of Directors."

         FOURTH: This Certificate of Amendment to Amended and Restated Certificate of Incorporation was submitted to the stockholders of the Corporation and was duly approved by the required vote of the stockholders of the Corporation in accordance with Sections 222 and 242 of the Delaware General Corporation Law.



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         IN WITNESS WHEREOF, Crdentia Corp. has caused this Certificate of
Amendment to be signed by its Chief Executive Officer as of June 14, 2004.



                                                  By:/S/ JAMES D. DURHAM
                                                     ---------------------------
                                                      James D. Durham,
                                                      Chief Executive Officer